SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 19 February 2004

Sasol Limited

1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

ANNOUNCEMENT : Sasol and Petroliam Nasional Berhad (“Petronas”) agree principles regarding a merger of equals between Sasol’s Liquid Fuels Business and Engen Limited (“Engen”) to create a leading South African liquid fuels business

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)

Share codes:	JSE – SOL

NYSE – SSL

(“Sasol”)

Sasol and Petroliam Nasional Berhad (“Petronas”) agree principles regarding a merger of equals between Sasol’s Liquid Fuels Business and Engen Limited (“Engen”) to create a leading South African liquid fuels business

1.                                      Introduction

On Friday 6 February 2004, Sasol announced that Sasol and Petronas, (“the Partners”) were in discussions concerning the merger of their respective interests in Sasol’s Liquid Fuels Business and Engen in a joint venture to create a leading South African liquid fuels business.  They have now agreed the principles of this merger of equals.  Together with their Black Economic Empowerment (“BEE”) partners, the former Exel shareholders and Worldwide African Investment Holdings (“WAIH”), and other interested parties, they aim to reach definitive agreements within the next few months.  It is envisaged that the merger will be effected by way of a joint venture in which the Partners will each have an equal 37,5 per cent. interest and in which BEE partners (both existing and new) will hold a combined 25 per cent. interest.

2.                                      Scope of the joint venture

The envisaged combination of Engen and Sasol’s Liquid Fuels Business will create a leading South African liquid fuels business which will comprise Sasol’s and Engen’s liquid fuels marketing and distribution businesses in the retail, commercial and wholesale markets.  Sasol’s Liquid Fuels Business which will be contributed to the joint venture includes volumes produced at Secunda.  The joint venture will also include the Enref refinery at Durban, Sasol’s interest in the Natref refinery at Sasolburg and approximately 1500 service stations in South Africa.  The joint venture will have operations in 14 countries and its geographic scope will include the whole of sub-Saharan Africa.

The Board and Management of the joint venture will operate at arm’s length from the shareholders in the joint venture.

3.                                      Background to and reasons for the merger

The Partners believe that the strategic, commercial and financial logic for combining Sasol’s Liquid Fuels Business and Engen is compelling.  In particular they believe that:

•                  the merger will create a business with substantial scale in the manufacturing of liquid fuels in South Africa, with a petrol, kerosene and diesel refining capacity of approximately 14 billion litres per annum;

•                  the joint venture will be the leading liquid fuels retail marketing business in South Africa, with a presence in all provinces.  It will have a network which includes over 1250 Engen service stations, as well as Sasol, Exel and Zenex service stations.  Many of these service stations have Quickshop or Sasol Delight convenience shops attached to them.  The joint venture will benefit from Engen, South Africa’s leading fuel retail brand, and will leverage Sasol’s strong brand through accelerating the rollout of a network of premium Sasol branded Retail Convenience Centres in metropolitan areas;

•                  the joint venture will hold attractive market positions in a number of other countries in sub-Saharan Africa;

•                  the joint venture will have a more optimal balance between refining and marketing operations than Sasol’s Liquid Fuels Business or Engen alone; and

•                  the joint venture will create an attractive vehicle for sustainable BEE participation in the liquid fuels industry and should significantly advance the public interest, as set out below under BEE.

4.                                      BEE and Public Interest

The Partners believe that the envisaged joint venture provides the opportunity for a sustainable and rewarding BEE participation in the most significant BEE investment in the South African liquid fuels industry to date.  WAIH, which currently owns 20 per cent. of Engen, and the former Exel shareholders, who have the right to a shareholding in Sasol’s Liquid Fuels Business, support the transaction in principle and intend to become shareholders in the joint venture at its inception.  Discussions with other potential BEE shareholders are in progress.

The Partners will ensure that the joint venture is established with regard to the public interest and the principles of good corporate citizenship.  The Partners strongly support the BEE policies of the Government as encapsulated in the Liquid Fuels Charter.  The joint venture is committed to the furtherance of the principles of the Liquid Fuels Charter.  The Partners intend that the joint venture will assist in the development of Historically

Disadvantaged South Africans and give effect to the joint venture’s commitment to a positive socio-economic agenda within the wider community.  It is anticipated that WAIH and the former Exel shareholders will help promote the joint venture’s range of BEE initiatives and the achievement of the Liquid Fuels Charter objectives.

5.                                      Timetable and further announcements

The Partners plan to reach definitive agreements concerning the merger during the third quarter of 2004.  A further announcement will be made at the conclusion of this process.  Definitive agreements will be subject to regulatory review which it is hoped will be completed during the last quarter of this year.

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that the outcome of the discussions between the Partners and the BEE shareholders in Engen and Sasol’s Liquid Fuels Business, if successfully concluded, may have a material effect on the price of Sasol’s securities.  Accordingly, shareholders are advised to exercise caution when dealing in Sasol’s securities until a further announcement is made.

Further announcements will be made in due course.

Quotes

Commenting on the merger, Pieter Cox, the Deputy Chairman and Chief Executive of Sasol, said:

“This transaction will create a South African national champion in the liquid fuels business.  Together with Petronas and our respective BEE partners we look forward to the joint venture’s development and success.”

Tan Sri Dato’ Mohd Hassan Marican, the President and Chief Executive Officer of Petronas, said:

“The merger of Engen and Sasol’s Liquid Fuels Business is an exciting development in the next stage of our investment in Southern Africa.  Together these two businesses will have an enhanced platform on which to build and expand.”

Johannesburg

Wednesday, 18 February, 2004

Contacts

Sasol		Petronas
Cavan Hill	011 441 3563	George Paul	021 418 8740

Advisers

Dresdner Kleinwort Wasserstein Limited (“Dresdner Kleinwort Wasserstein”) is acting as financial adviser on this transaction. Edward Nathan & Friedland (Pty) Ltd is acting as legal adviser to Sasol and Mallinicks Inc. is acting as legal adviser to Petronas.

Sponsor

Deutsche Securities

Disclaimers

Disclaimer – Sasol Limited

We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.  These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.  The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 27, 2003 and in other filings with the United States Securities and Exchange Commission.  Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Dresdner Kleinwort Wasserstein which is authorised and regulated in the United Kingdom by The Financial Services Authority is acting for Sasol and Petronas in relation to this transaction and is not advising any other person, and accordingly will not be responsible to anyone other than Sasol and Petronas for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein or for providing advice in relation to the transaction.

Notes to Editors

Information on Sasol

Sasol, with a market capitalization of approximately USD 10 billion, is an integrated oil and gas group with substantial chemical interests.  Based in South Africa and operating in 15 other countries throughout the world, Sasol is the leading provider of liquid fuels in South Africa and a major international producer of chemicals, using a world leading technology for the commercial production of synthetic fuels and chemicals from low grade coal.  In the future, Sasol expects to apply this technology to convert natural gas to diesel and chemicals.  Sasol manufactures over 200 fuel and chemical products that are sold in more than 90 countries and also operates coal mines to provide feedstock for synthetic fuels and chemical plants.  The company also manufactures and markets synthesis gas and operates the only inland crude oil refinery in South Africa.  Internet address: www.Sasol.com.

Information on Sasol’s Liquid Fuels Business

Sasol’s Liquid Fuels Business includes all of Sasol’s assets in the liquid fuels business, encapsulating the entire value chain from crude oil procurement for Sasol’s 64 per cent. stake in the Natref refinery to receiving blending components from the Synfuels refinery in Secunda.  All of Sasol’s assets in distribution and marketing as well as assets in the marketing and storage of fuel oil are also included.  Sasol’s Liquid Fuels Business further includes Sasol’s shareholding in companies such as Tosas (road binder business) and FFS (Fuel Firing Systems).

Information on Petronas

Petronas is the national petroleum corporation of Malaysia.  Incorporated in 1974, Petronas has evolved into a fully integrated petroleum corporation engaged in a broad spectrum of oil, gas and petrochemical operations.  Its business currently ranges from upstream exploration and production of oil and gas to downstream oil refining; marketing and distribution of petroleum products; trading; gas processing and liquefaction; natural gas pipeline operations; marketing of liquefied natural gas; petrochemical manufacturing and marketing; and shipping.

Since the mid 1990s, Petronas embarked on an aggressive globalisation programme and currently has business interests in more than 30 countries worldwide.

For the financial year ended 31 March 2003, Petronas recorded revenue of USD 21,4 billion and an after-tax profit of USD 3,9 billion.  More than 75 per cent. of the revenue was derived from its export and international operations.

Information on Engen

Engen owns and manages a 125000 barrel per day crude oil refinery which produces a wide range of petroleum products including base oils for lubricant manufacture.  Engen also owns a state-of-art lubricants blending plant.  In South Africa, Engen has a network of over 1250 service stations and over 450 Quickshops.

Engen is 80 per cent. held by Malaysian state oil firm Petronas and 20 per cent. by Worldwide African Investment Holdings, a black economic empowerment company created to promote the economic interests of those disadvantaged by South Africa’s former apartheid system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 February 2004

	By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary